FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

January 9, 2009

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Google Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 15, 2008
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 12, 2008, relating to the above referenced filing (the “Filing”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding this request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Securities and Exchange Commission

January 9, 2009

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 44

1.	Your revenues appear to be significantly impacted by the total number of access points delivered through your distribution partners. Tell us whether you consider the number of access points delivered to be a key indicator of your financial condition and operating performance. If so, tell us how you gave consideration to disclosing this as a key indicator pursuant to Section III.B.1 of SEC Release 33-8350.

We supplementally advise the Staff that a [CONFIDENTIAL** **CONFIDENTIAL] of our revenues are generated through access points that are distributed by our partners. Therefore, we do not believe that the total number of access points delivered through distribution partners is material information that would improve an investor’s understanding of Google’s financial condition and operating performance. We believe that the total number of access points delivered in a given period does not provide meaningful insight as to why our revenue increased (or decreased). In addition, presenting this number could mislead the investor to draw a correlation between the number of access points and our financial performance that is too simplistic and possibly inaccurate. The total number of access points delivered is also not a key variable that management uses to evaluate Google’s operating performance and financial condition.

As discussed in SEC Release 33-8350, when drafting Management’s Discussion and Analysis of Financial Condition and Results of Operations, companies are presented “with the challenge of identifying information that is required to be disclosed or that promotes understanding, while avoiding unnecessary information overload for readers by not disclosing a greater body of information, just because it is available, where disclosure is not required and does not promote understanding.” See Section III.B.1. We believe that we are currently focusing on the most important information that our investors need in order to understand our financial condition and results of operations. We believe that quantifying and analyzing the total number of access points would require a significant amount of additional information which would tend to overload investors without meaningful benefit.

Notes to Consolidated Financial Statements

Note 1. Google Inc. and Summary of Significant Accounting Policies

Certain Risks and Concentrations, page 76

2.	We note from several recent press articles that your advertising revenue growth rate has slowed over the past several years and some analysts are forecasting the online advertising market will be a little better than flat this year. In view of these factors, please tell us what consideration you have given to providing enhanced disclosures under SOP 94-6 that address the risks and uncertainties over current vulnerability from concentrations in domestic or international markets, product and services and contributions from different vertical market segments.

Securities and Exchange Commission

January 9, 2009

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

We supplementally advise the Staff that although we generated 99% and 97% of our revenues in 2007 and the first nine months of 2008 from advertising, our business is well diversified. Our advertising revenues are generated from a multitude of vertical market segments in countries around the globe and are as diverse as the world economy. Further, our overall revenues over time have experienced growth regardless of specific global macroeconomic conditions as a result of our advertisers’ compelling return on investment from our advertising products.

Accordingly, we do not believe that concentrations in any of these segments makes us vulnerable to the risk of a near-term severe impact contemplated by SOP 94-6, nor do we believe that the events that could cause the severe impact will occur in the near term.

Despite the foregoing considerations under SOP 94-6, we note that we have made the following disclosures in the Risk Factors section of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, to address the risks and uncertainties with respect to current vulnerability from concentrations in domestic or international markets and product and services:

“We generate our revenue almost entirely from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

. . . expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. In particular, as a result of the continued disruptions in the global financial markets, worldwide economic conditions and their impact on levels of consumer spending have recently deteriorated in many countries and regions. Any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

Our international operations are subject to increased risks which could harm our business, operating results, and financial condition.

International revenues accounted for approximately 52% of our total revenues in the first nine months of 2008, and more than half of our user traffic came from outside the U.S. during this period. We have limited experience with operations outside the U.S. and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to a number of risks . . .”

Further, under “Revenues by Geography” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, we disclosed that the United Kingdom provided more than ten percent of our consolidated revenues in all periods presented. We supplementally advise the Staff that no other country other than the U.S. provided more than ten percent of our consolidated revenues in any of the periods presented.

3.	You previously indicated in response to prior comments No. 1 and 2 of our letter dated December 21, 2006 that you would disclose the impact that different vertical market segments have on the growth or decline of your aggregate paid clicks. Please confirm that you continue to consider whether the “ads displayed” data represents material information that would improve an investor’s understanding of your financial results.

Securities and Exchange Commission

January 9, 2009

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

We advise the Staff that we have, and will continue to, discuss relevant factors that contribute significantly to the growth or decline of our revenues, which are impacted by aggregate paid clicks. These factors may include a discussion of country or geographic area contributions, the relative impact of paid clicks from our Google Network member sites and Google.com sites and the contributions of vertical market segments, if and when such factors contribute significantly to the fluctuation of our revenues. For example, in our Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2008, we disclosed that the increase in international revenues was attributable to seasonally stronger traffic and monetization in certain advertising verticals, such as travel and finance in the United Kingdom and certain other countries.

We advise the Staff that we continue to consider whether “ads displayed” data represents material information that would improve an investor’s understanding of our financial results. We will consider disclosing this data if and when our brand advertising business represents a meaningful portion of our total revenues. To date, our brand advertising business has not constituted a significant portion of our total revenues.

Cost of Revenues, page 73

4.	We note your response to prior comment 1 regarding the traffic acquisition costs paid under your AdSense and distribution arrangements. Please address the following with as much detail as possible:

•

Further clarify why you believe it is appropriate to aggregate the access points on a pooled basis for the purpose of impairment testing. That is, the cash flows associated with a particular access point appear to be largely independent of cash flows of other individual access points. The example in paragraph B45 of SFAS 144 indicated that the entity did not have the option to curtail any routes thus the individual routes were not largely independent of each other. However, your ability to disable or curtail individual access points would not appear to impact cash flows of other individual access points. Refer to paragraphs 10 and B44-B45 of SFAS 144.

•

Explain why you believe aggregating access points on a monthly pooled basis for purposes of recognition and measurement of an impairment loss is consistent with the guidance in SFAS 144. That is, identify the specific guidance within SFAS 144 that supports pooling such assets on a monthly basis for purposes of impairment testing. Is the pooled basis analogous to grouping assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets? See paragraph 10 of SFAS 144. In addition, further describe why you believe it is appropriate to group these assets on a monthly basis rather than grouping them based on characteristics of the access point such as partner, type or region. Your evaluation of the realizability of the access point monthly pools appears to be following the guidance in paragraph 48 of SOP 93-7.

Securities and Exchange Commission

January 9, 2009

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

In reference to the example set forth in paragraph B45 of SFAS 144, as the bus company was required to provide minimum service on all routes and thus could not curtail service on an unprofitable route, we can assume that it compared the total revenue it expected to realize from all five bus routes to the total expense it expected to incur to service those routes, before it entered into the agreement. In other words, the bus company viewed the arrangement as the sum of five routes – four profitable and one unprofitable – rather than five individual and discrete routes.

Similarly, we compare the total revenue we expect to realize under a particular distribution arrangement to the total expected distribution fees, before we enter into an agreement. In other words, we view an arrangement as the sum of all access points distributed rather than individually or segmented between revenue and non-revenue generating ones.

Just like the bus company knew it would service – and pay for – an unprofitable route, we know that we will pay for many access points that will realize little or no revenue. At the time of entering into an agreement, we have no way of knowing which access points will realize revenue and which will not, but we must pay for all of them. Hence we determine the price we are willing to pay for the distribution of an access point based on the average revenue we expect to realize from it by partner, type and geography. Accordingly, we have determined that the related asset group under SFAS 144 is by partner, type and geography.

To use an analogy, we throw more seeds into the flower garden than will actually sprout. Some of the seeds then grow and the plants are harvested. The cost of the seeds that do not sprout should be absorbed into the cost of those that do. In other words, the total revenue from that harvest is compared to the total cost of the seeds and other costs and not on an individual basis.

Our ability to disable or curtail an access point is really not relevant in the context of applying this example. We have never disabled or curtailed an access point that is no longer being used, and there is no reason to do so, especially given that we incur no additional cost to maintain an access point after the initial distribution fee has been paid.

In any event, we referenced the bus company example to illustrate that the determination of asset groups requires significant judgment and that various facts and circumstances (e.g. the pricing and the economics of a deal in total) will influence management’s judgment about how to group long-lived assets for impairment testing.

Accordingly, we believe that it is most appropriate to aggregate access points on a pooled basis for impairment testing. In any event, it would be unwieldy and ultimately highly inefficient to separately account for each of the over [CONFIDENTIAL** **CONFIDENTIAL] access points based on individual usage data. We would first have to start by amortizing all such distribution fees over the high end of their expected useful life – e.g. four years – and then write-off each access point once it is no longer used. We believe that this would add needless complication and burden to the process, and in any event, it is not the appropriate accounting for the reasons explained above.

* * * * *

Securities and Exchange Commission

January 9, 2009

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0302

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/240-3928 and 650/469-0208). Thank you for your assistance.

Very truly yours, GOOGLE INC.

/S/ MARK FUCHS
Mark Fuchs Vice President, Finance and Chief Accountant

cc:	Patrick Pichette
David Drummond
Kent Walker
Donald Harrison
Katherine Stephens